Exhibit 99.2

PRESS RELEASE

INTESA SANPAOLO: SUBMISSION OF A BINDING OFFER TO ACQUIRE CONTROL OF OYAK BANK IN TURKEY AUTHORISED

Torino, Milano, 29th May 2007 – Intesa Sanpaolo’s Supervisory Board, which met today chaired by Giovanni Bazoli, approved the proposal put forward by the Management Board to give the CEO a mandate to submit a binding offer for the acquisition of control of Oyak Bank in Turkey.

Any further development will be duly disclosed to the market.

Investor Relations (Andrea Tamagnini)	Media Relations (Costanza Esclapon)
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